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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                             Commission File Number: 1-9647
                                                     CUSIP Number:

   (Check One): /x/Form 10-K  //Form 20-F //Form 11-K //Form 10-Q //Form N-SAR
             For Period Ended:  for the fiscal year ended January 28, 1995
             /  / Transition Report on Form 10-K
             /  / Transition Report on Form 20-F
             /  / Transition Report on Form 11-K
             /  / Transition Report on Form 10-Q
             /  / Transition Report on Form N-SAR
             For the Transition Period Ended: _________________________________

   Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____

   PART I - REGISTRANT INFORMATION

   Jan Bell Marketing, Inc.
   ____________________________________________________________________________
   Full Name of Registrant

   ____________________________________________________________________________
   Former Name if Applicable

   13801 N. W. 14th Street
   ____________________________________________________________________________
   Address of Principal Executive Office (Street and Number)

   Sunrise, Florida 33323
   ____________________________________________________________________________
   City, State and Zip Code

   PART II - RULES 12B-25(B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
   /X/         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   /X/         (b)  The subject annual report, semi-annual report,
                    transition report on Form 10-K, 20-F, 11-K or Form N-
                    SAR, or portion thereof, will be filed on or before the
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                    15th calendar day following the prescribed due date; or
                    the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   / /         (c)  The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


   PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   THE COMPANY IS UNABLE TO FILE ITS FORM 10-K WITHIN THE PRESCRIBED TIME PERIOD SINCE IT IS IN THE PROCESS OF AMENDING THE TERMS OF ITS 6.99% SENIOR NOTES DUE OCTOBER 8, 1999 WITH THE HOLDERS THEREOF, AND IS ALSO IN THE PROCESS OF DOCUMENTING A NEW WORKING CAPITAL FACILITY WITH GBFC, INC., AN AFFILIATE OF GORDON BROTHERS, INC., AND FOOTHILL CAPITAL CORPORATION. EACH OF THESE REFINANCINGS AFFECTS THE FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINED IN THE FORM 10-K. THE COMPANY EXPECTS TO FINALIZE THESE TRANSACTIONS AND TO FILE ITS FORM 10-K NO LATER THAN THE FIFTEENTH CALENDAR DAY FROM THE PRESCRIBED DUE DATE OF ITS FORM 10-K.

   PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

        Joseph Pennacchio                  (305)           846-2708
             (Name)                     (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                                                              /X/ Yes  / / No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes  / / No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See Attachment A hereto

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                           Jan Bell Marketing, Inc.
                 ____________________________________________
                 (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


   Date:       4/28/95                By   Joseph Pennacchio
                                           ________________________
                                           Name:  Joseph Pennacchio
                                           Title:    Chief Executive Officer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS


   1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.










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                                 ATTACHMENT A

   The Company announced that it expects to report for its fourth quarter and year ended January 28, 1995 sales of $114.0 million and $305.7 million respectively.

        The Company reported that following a strategic review of its various business activities, it made the decision to focus its resources on its retail operations and has therefore closed its wholesale sales division. Although the sharp reduction in personnel and other expenses will be realized in future periods, the Company, in the fourth quarter, made significant accruals for inventory reserves and severance charges to reflect the streamlining of the business and the liquidation of the wholesale inventory. As part of this process, the Company wrote-off the goodwill associated with the 1991 acquisition of Big Ben Ninety, the wholesale watch division.

        These special charges, together with other operating losses for the full year, including a charge in the fourth quarter resulting from the devaluation of the Mexican peso, are expected to result in a loss of $75.1 million or ($2.92) per share for the fiscal year ended January 28, 1995.



















               /Attachment A continues on the following pages/
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                           JAN BELL MARKETING, INC.
                         CONSOLIDATED BALANCE SHEETS
         (Amounts shown in thousands except share and per share data)
                                      January 28,             December 31,
                                        1995                    1993
                                      ___________             ____________
        ASSETS
   Current Assets:
   Cash and cash equivalents             $ 28,212                 $ 30,178
   Accounts receivable (net of
     allowance for doubtful
     accounts and sales returns
     of $445 and $5,185)                   12,156                   22,064
   Inventories                            106,053                  177,538
   Refundable income taxes                    697                   15,075
   Prepaid expenses                           834                    1,103
   Other current assets                       207                    1,914
                                         ________                 ________
       Total current assets               148,159                  247,872
   Property, net                           29,639                   28,846
   Excess of cost over fair
     value of net assets acquired           2,869                   27,850
   Other assets                             6,085                    7,686
                                         ________                  _______
                                         $186,752                 $312,254
                                         ========                 ========

        LIABILITIES AND STOCKHOLDERS' EQUITY
   Current Liabilities:
   Accounts payable                      $ 14,249                 $ 29,339
   Accrued expenses                         8,350                    8,734
   Accrued lease payment                    1,818                    1,877
   Liability for inventory
    repurchased                               ---                   33,426
   Senior notes payable
    classified as current(a)               35,000                      ---
                                         ________                 ________
       Total current liabilities           59,417                   73,376
   Long-term debt                                                   33,496
   Stockholders' Equity
   Common stock, $.0001 par value,
     50,000,000 shares authorized,
     25,741,991 and 25,851,738 shares
     issued and outstanding                     3                        3
   Additional paid-in capital             178,896                  180,367
   Retained earnings/(deficit)            (50,657)                  28,871
                                         ________                 ________
   Foreign currency translation
    adjustment                               (907)                     ---
   Deferred compensation                  (  -   )                  (3,859)
                                         ________                 ________
                                          127,335                  205,382
                                         ________                 ________
                                         $186,752                 $312,254
                                         ========                 ========
   (a) For the year ending January 28, 1995, the Company was not in compliance with certain covenants contained in its senior note agreement.
                /Attachment A continues on the following page/
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                           JAN BELL MARKETING, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
         (Amounts shown in thousands except share and per share data)

                             Fifty Two
                            Weeks Ended                Year Ended
                            ___________        ____________________________
                            January  28,       December 31,       December 31,
                               1995                1993               1992
                            ___________        ___________        ___________

   Net Sales                $305,685           $275,177           $333,521
   Less:
     Effect of Sam's
     agreement                   ---             99,718                ---
                            ________           ________          _________
                             305,685            175,459            333,521
                            ________           ________          _________

   Cost of sales             263,979            245,310            276,872
   Less:
     Effect of Sam's
     agreement                   ---             79,687                ---
                            ________           ________          _________
                             263,979            165,623            276,872
                            ________           ________          _________

   Gross profit               41,706              9,836             56,649
   Interest and other
     income                      419                635                550
                            ________           ________          _________
                              42,125             10,441             57,199

   Selling, general and
     administrative expenses  60,048             44,492             34,826
   Other charges              47,773             10,217                ---
   Currency exchange loss      5,474                ---                ---
   Interest expense            3,534              3,195                916
                            ________           ________          _________
   Income (loss) before income
     taxes                   (74,704)           (47,433)            21,457
   Income tax provision
     (benefit)                   353            (11,709)             6,682
                            ________           ________          _________
   Net income (loss)        $(75,057)         $ (35,724)            14,775
                            ========          =========           ========
   Net income (loss) per
     common share           $  (2.92)         $   (1.40)          $    .59
                            ========          =========           ========

   Weighted average number
     of common shares      25,688,592        25,484,544         25,164,798
                           ==========        ==========         ==========